Via Facsimile and U.S. Mail
Mail Stop 4720

June 29, 2009

Mr. Simon Lowth
Chief Financial Officer
Astrazeneca PLC
15 Stanhope Gate
London, W1K 1LN

Re: Astrazeneca PLC
        Form 20-F for the Fiscal Year Ended December 31, 2008
        File No. 1-11960

Dear Mr. Lowth:

        We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or interim filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Principal Risks and Uncertainties
Substantial product liability claims
Adverse outcome of litigation and/or government investigations and insufficient
insurance coverage, page 79

1. We note your discussion in these sections and the references to Note 25 to the Financial Statements. However, the discussion in Note 25, namely the section pertaining to Seroquel-related litigation, does not describe the relief sought or quantify the damages alleged in the lawsuits against the company. Consequently,

a shareholder is unable to determine the magnitude of the potential risk to which the company may be exposed. Please revise.

2. Please refer to the last paragraph of the Seroquel product liability section of Note 25 to the Financial Statements. The last sentence indicates the cost of defending these product liability cases alone may exceed your insurance coverage. It is unclear whether you were making a statement about the estimated litigation costs or the fact that, in effect, there would be no insurance coverage for the amount of liability claims, if any. Please revise.

3. In addition, please state the amount of insurance coverage you have for the Seroquel product liability cases and reconcile these statements pertaining to product liability coverage with your statement on page 80 that you have not held product liability insurance since February 2006.

Financial Review, page 31

4. In 2008 you introduce the concept of "core financial measures" as non-GAAP financial measures. You appear to limit your substantiation for the use of core financial measures to a statement indicating that these measures allow you to analyze more transparently the progress of your business. Please revise your disclosure to expand on how these measures provide useful information to investors as required by Items 10(e)(i)(C) and 10(e)(i)(D) of Regulation S-K. In your revised disclosure, please indicate how the measures allow you to analyze "more transparently the progress of your business." In your response, please explain how your elimination of restructuring and synergy costs and the amortization and impairment of some intangible assets is not precluded by Item 10(e)(ii)(B) of Regulation S-K; please also see Questions 8 and 9 of our June 13, 2003 FAQ on non-GAAP measures which can be found at: www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.

Critical Accounting Policies and Estimates
Revenue Recognition, page 43

5. You disclose that in the U.S. you accept returns of unused product by wholesalers and pharmacies within six months of, and up to 12 months after, shelf-life expiration. Please revise your disclosure here and in the financial statements to clarify:
    - your return policy for product sales outside the U.S;
    - whether you refund the sales price either in cash or credit, or whether you exchange the product from your inventory;
    - whether or not the returned product is resalable;

- how you account for your estimate of returns at the time of sale of the product and how you account for returns at the date they are actually returned to you. Provide us an analysis supporting your accounting treatment with reference to authoritative literature. It also may be helpful to provide us an example showing the journal entries made.

Research & Development, page 103

6. Your accounting policy indicates that "payments to in-license products and compounds from external third parties…are capitalized and amortized over their useful economic lives from product launch." Paragraph 97 of IAS 38 states that "amortization shall begin when the asset is available for use, i.e. when it is in the location and condition necessary for it to be capable of operating in the manner intended by management." Please revise your disclosure consistent with your October 19, 2006 response to comment three of our September 21, 2006 letter to clarify why these in-licensed products and compounds are not immediately amortized. In this regard, please specifically disclose the following, or explain to us what has changed since the referenced response and justify your current accounting:

   - That you amortize the intangible assets associated with in-licensed or purchased products and compounds from third parties commencing upon product launch because it is your intent that these intangible assets will generate sales of commercial product and that expected cash inflows can only arise following product launch;
   - That you would write-off any intangible asset should a product fail;
   - That it is your practice to minimize the period between final approval and launch date; and
   - That these intangible assets are not used in research and development activities of other products.

Notes to Financial Statements
1 Operating Profit, page 108

7. Please revise your disclosure in footnote 1 to the table presenting other operating income and expense to identify and quantify for each period presented the amortization of intangible assets relating to the royalty income streams.

8. Please revise your disclosure to indicate what "other income" of $304 million relates to in a footnote to the table presenting other operating income and expense.

8 Goodwill, page 115

9. Your disclosure states that for the purpose of impairment testing of goodwill, the Group is regarded as a single cash-generating unit. In your October 19, 2006

response to comment seven of our September 21, 2006 letter, you indicated that you would revise subsequent filings to indicate that you "undertake tests at a lower level in respect of goodwill attaching to specific geographic markets as anticipated by paragraph 80(b) of IAS 36 using proportionate allocations of cross functional costs such as research and development and manufacturing." Please explain to us where you have made this disclosure in your Form 20-F or revise your disclosure to specifically include it.

27 Statutory and Other Information, page 163

10. Please revise your disclosure to indicate the nature of the $1.7 million in fees paid to KPMG Audit Plc for "all other services." In addition, please explain to us how these services are not precluded under Rule 2-01(c)(4) of Regulation S-X.

*   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact John Krug, Senior Staff Attorney, at (202) 551-3862 with questions on any of the other comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant